February 5, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC  20549

Re:         Derma Sciences, Inc. – Form S-1 File No. 333-163127

Dear Sir or Madam:

Derma Sciences, Inc. (the “Registrant”) hereby files amendment no. 3 to the above captioned registration statement on Form S-1 and also furnishes herewith an EDGAR red-lined version of the registration statement marked to show changes.  Changes to the amended document are as follows:

Registration Statement – Cover Page

We amended the filing date to read “February 5, 2010”.

We amended “Form S-1/A-2” to read “Form S-1/A-3”.

Registration Statement – Calculation of Registration Fee

We deleted the Calculation of Regulation Fee table.

Prospectus – Global Changes

We amended all share and per share data throughout the prospectus, financial statements and notes to financial statements to reflect the Registrant’s implementation on January 28, 2010 of its 1-for-8 reverse split and corresponding reduction of its authorized common and preferred shares.

Prospectus – Cover Page

1. We amended the date in the “Subject to Completion” phrase at the top left of the page to read “February 5, 2010”.

2. We amended the dates and amounts set forth in the last sentence of the second paragraph under the heading “Derma Sciences, Inc.” to reflect the closing bid price of the common stock on February 3, 2010.

3. We amended the estimated offering expenses set forth in note (2) to the table to read “$531,000”.

4. We amended the date immediately above “Rodman & Renshaw, LLC” to read “February __, 2010”.

5. We deleted the paragraph relative to the Registrant’s application to have its stock listed on the NASDAQ Capital Market and revised cover page disclosure to reflect the date of initiation of NASDAQ trading, to wit:  February 9, 2010.

6. We amended cover page disclosure to reflect implementation on January 28, 2010 of a 1-for-8 reverse stock split and the post-stock split trading symbol of “DSCID”.

7. We made cosmetic amendments to the second paragraph under the footnotes.

Prospectus – Prospectus Summary – The Offering – Use of Proceeds – Page 2

We amended the amount of estimated total proceeds to read “$7,560,000”.

Prospectus – Prospectus Summary – Summary Financial Information – Balance Sheet Data – Page 3

We amended pro forma amounts in the table and footnote to reflect revised estimated proceeds.

Prospectus – Risks Associated with this Offering – Page 6

We amended the table under the heading “Our Stock Price Has Been Volatile and its Volatility is Likely to Continue” to reflect high and low stock prices for the entire 2009 calendar year.

Prospectus – Risks Associated with this Offering – Page 7

We deleted the heading and disclosure under “There is no guarantee that our shares will be listed on the NASDAQ  . . . . .” given that the Registrant’s shares have been approved for listing on the NASDAQ Capital Market.

Prospectus – Risks Associated with this Offering – Page 7-8

We modified the discussion under “Our common stock may be delisted from the NASDAQ Global Market . . . . .” to delete references to the NASDAQ Global Market.

Prospectus – Risks Associated with this Offering – Page 8

We modified the discussion under the heading “If we effect a reverse stock split . .. . . .” to disclose that the Registrant implemented a 1-for-8 reverse stock split on January 28, 2010.

Prospectus – Incorporation of Certain Information by Reference – Page 9

We incorporated by reference the Registrant’s current report on Form 8-K filed January 29, 2010 relative to implementation of its 1-for-8 reverse split.

Prospectus – Use of Proceeds – Page 10

We amended estimated offering proceeds together with amounts dependent thereon in the lead paragraph.  We amended the table and its footnote to reflect revised applications of proceeds for working capital, revised total proceeds applied and revised applied percentages.

Prospectus – Determination of Offering Price – Page 10

We restated the subject disclosure in its entirety.

Prospectus – Capitalization – Page 11

We amended amounts under the second bullet point to reflect the revised offering price per share.  We amended the table to reflect revised pro forma additional paid in capital, revised total shareholders’ equity and revised authorized shares.

Prospectus – Market for Common Equity – Page 12

We revised the last sentence of this section to reflect the revised offering price and holders of record as of February 3, 2010.

Prospectus – Dilution – Page 12

We revised amounts set forth in paragraph two and the table and footnote to reflect the above described revised estimated offering proceeds and application thereof.

Registration Statement – Item 13.  Other Expenses of Issuance and Distribution

We amended the table to revise the underwriting discount and commission, underwriter’s expense allowance and miscellaneous expenses.

Registration Statement – Exhibit 4 – Form of Securities Underwriting Agreement

Section 4(b) was amended to cap the expenses for which the Registrant is responsible relative to background checks on officers and directors.

Registration Statement – Exhibit 5 – Consent of Hedger & Hedger

We amended the reference to the filing date in line 2 of Exhibit 5 to read “February 5, 2010” and conformed the date of Exhibit 5 to the Form S-1 filing date.

Registration Statement – Exhibit 23.1 – Consent of Ernst & Young, LLP

We amended the date of execution of Exhibit 23.1 to read “February 4, 2010”.

Very truly yours,

HEDGER & HEDGER

Raymond C. Hedger, Jr.

Enclosures

c      Edward J. Quilty
John E. Yetter, CPA